EXHIBIT 99.1

B2Gold Reaches Agreement on Terms with Mali Government Relating to the Framework for the Fekola Complex; Approvals for Fekola Regional and Fekola Underground to be Expedited

VANCOUVER, British Columbia, Sept. 11, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that it has agreed to terms (the “Agreement”) with the State of Mali (the “State”) in connection with the ongoing operation and governance of the Fekola Complex, including the development of both the underground project at the Fekola Mine (owned 80% by B2Gold and 20% by the State of Mali) and Fekola Regional. The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto, and Bakolobi permits) and the Dandoko permit), which is located approximately 20 kilometers (“km”) from the Fekola Mine. All dollar figures are in United States dollars unless otherwise indicated.

Highlights:

  Exploitation permits for Fekola Regional and approval of exploitation phase of Fekola underground to be expedited: Upon issuance of the exploitation permit for Fekola Regional, mining operations will begin with initial gold production expected to commence in early 2025, with the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources through the trucking of open pit ore to the Fekola mill. Initial gold production from Fekola underground is expected to commence in mid-2025.

  Fekola Mine to continue to be governed by Mali’s 2012 Mining Code, with the Fekola Mining Convention remaining in place until 2040; Fekola Regional to be governed by the 2023 Mining Code: For the Fekola Mine, the Agreement includes continued stability of the ownership, income tax and customs regimes and the Company’s dispute resolution rights under the Fekola Mining Convention.

  Provides the Fekola Complex a clean slate to move forward under the new economic partnership with the State of Mali: The Agreement contemplates the distribution of all retained earnings currently attributable to the State’s 10% ordinary share interest and conversion of that interest to a 10% preferred share interest with priority dividends going forward, and settles any and all existing tax assessments, customs disputes, and other assessments currently outstanding.

In 2022, the State initiated an audit of the mining sector, including a review of existing mining conventions for existing mines. In August 2023, the State issued a new Mining Code (the “2023 Mining Code”) and later in 2023 established a commission comprised of Malian Government advisors and representatives (the “Commission”) which was tasked with negotiating certain aspects of existing mining conventions and clarifying the application of the 2023 Mining Code to both existing and new mining projects. In July 2024, the State finalized and issued the Implementation Decree for the 2023 Mining Code, which included certain details relating to economic parameters not previously included in the 2023 Mining Code.

Throughout the latter half of 2023 and the first half of 2024, B2Gold continued to hold meetings with the Commission, and such discussions have culminated with finalizing the terms of the Agreement. The Agreement includes an overall framework which covers the settlement of outstanding matters arising from the State’s mining audit, income tax and customs audits, as well as clarification and agreement on the application of the 2023 Mining Code to the Fekola Complex going forward. A majority of the Company’s obligations under the Agreement remain subject to the completion of certain implementing acts by the State relating to the items discussed below.

The material terms of the Agreement include:

  The Fekola Mine (including Fekola underground) continues to be governed by the 2012 Mining Code and the Fekola Mining Convention through 2040. This includes continued stability of the ownership, income tax and customs regimes and the Company’s dispute resolution rights under the Fekola Mining Convention;
  Distribution of all retained earnings currently attributable to the State’s 10% ordinary share interest and conversion of that interest to a 10% preferred share interest with priority dividends going forward;
  Settlement of any and all income tax assessments for the period from 2016 through 2023;
  Settlement of any and all customs disputes and assessments that are currently outstanding; and
  Acknowledgement by the State of outstanding value-added tax (“VAT”) credits and agreement on a repayment schedule outlining the timing for reimbursement of outstanding VAT, together with clear guidelines on the expectation for reimbursement of VAT going forward.

As outlined above, upon approval of the Fekola Board of Directors and completion of remaining local statutory requirements, Fekola plans on distributing to the State the amount of retained earnings already accruing to the State as at December 31, 2023, from its ordinary share ownership. For 2024 onwards, the State will hold a 20% preference share interest, and the remaining 80% interest in Fekola will continue to be held by B2Gold as an ordinary share interest.

The Company has agreed to begin to pay taxes on Fekola Mine fuel imports that were previously exonerated under the Fekola Mining Convention. To offset the cost of these taxes, the State has agreed to a 2% reduction in revenue-based taxes and royalties to be applied to the entire Fekola Complex, including both the Fekola Mine and Fekola Regional. The 2% reduction in revenue-based taxes and royalties is expected to offset substantially all of the cost of Fekola Mine fuel taxes going forward.

The Fekola Mining Convention stabilized the income tax and customs regimes in place when the Fekola mining license was issued in 2014. Under the terms of the Agreement, B2Gold and the State have agreed that the mining-based tax royalties, which in the Company’s view does not meet the definition of an income tax under the 2012 Mining Code, and state infrastructure, local development or mining funds introduced or clarified by the 2023 Mining Code and its related Implementation Decree, will apply to the Fekola Mine. Such mining-based tax royalties and new state infrastructure, local development or mining funds will apply to the Fekola Mine once the related procedures have been implemented by the State. The material terms of the Agreement described above were included in the key estimates used to determine the fair value estimate for the Fekola Complex as of June 30, 2024, which resulted in a non-cash net impairment charge previously disclosed in the second quarter of 2024 financial statements. The Company does not anticipate any significant further changes to the fair value estimate of the Fekola Complex to arise from the application of the Agreement. Under the terms of the Agreement, the State has agreed that the Company will be entitled to realize the benefit of any terms that are more favorable than those agreed to as at the date of the Agreement in the event of any subsequent amendment to the 2023 Mining Code or Implementation Decree.

As part of the Agreement, the State has also committed to issuing the Company the exploitation permits for Fekola Regional and approving the exploitation phase for Fekola underground in an expeditious manner. The development of Fekola Regional is expected to demonstrate positive economics through the enhancement of the overall production profile and the extension of mine life of the Fekola Complex. Based on B2Gold’s preliminary planning, Fekola Regional could provide selective higher-grade saprolite material (average annual grade of up to 2.2 grams per tonne gold) to be trucked approximately 20 km and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum. Trucking of selective higher-grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources. Importantly, the haul road from Fekola Regional to the Fekola Mine is operational as construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot and offices) was completed on schedule in 2023. Upon issuance of the exploitation permits for Fekola Regional, mining operations will begin with initial gold production expected to commence in early 2025, and initial gold production from Fekola underground expected to commence in mid-2025.

The 2024 exploration program is currently underway in Mali with a total of $10 million budgeted, with an ongoing focus on discovery of additional high-grade mineralization across the Fekola Complex to supplement feed to the Fekola mill. Significant exploration potential remains across the Fekola Complex to further extend the mine life. A total of 20,000 meters of diamond and reverse circulation drilling is planned for the Fekola Complex in 2024.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 800,000 and 870,000 ounces in 2024.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 14, 2024, for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2024; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2024; total consolidated gold production of between 800,000 and 870,000 ounces (including 20,000 attributable ounces from Calibre) in 2024; trucking of selective higher grade saprolite material from the Anaconda Area to the Fekola mill having the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources; the receipt of the exploitation permit for Fekola Regional and Fekola Regional production expected to commence at the beginning of 2025; and the receipt of a permit for Fekola underground and Fekola underground commencing operation in mid-2025. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com

Source: B2Gold Corp.